                                                 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date June 23, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: June 23, 2005

NEWS RELEASE 05-19

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources announces drilling success with first lateral stepouts at Bahuerachi and thickening of higher grade zones both laterally and at depth

Tyler Resources Inc. is very pleased to announce assay results for diamond drill holes #28 and 31, which continue to identify near surface mineralization at grades outlining bulk tonnage potential on the Main Zone of its Bahuerachi project, Mexico. Drill holes #28 and 31 were the first holes drilled as lateral stepouts with the objective of outlining larger widths along the 900 meters of strike length of the system tested to date.

Drilling on section 560 N has now returned positive results across widths of roughly 200 meters and vertical depths varying between 110 to 225 meters.  Results are presented on the table below and on the section attached where they have been compiled with previously released results for that section.

Significant intervals for drill holes DDH-BAH #28 and 31.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-28	32.6	193.75	161.15*	0.5	0.04	7.8	0.24	.009	Sediments/Skarn/Porphyry
including	168	193.75	25.75**	1.35	0.13	33.8	1.00	0.024	Breccia/Skarn
BAH-31	32	225.4	193.4***	0.63	0.05	9.4	0.40	Trace	Sediments/Skarn/Porphyry
including	166.25	225.4	59.15****	1.33	0.13	21.8	1.09	0.01	Breccia/Skarn

                                            *Excludes 9.25m of lost core over interval.

                                            ** Excludes 3.15m of lost core over interval.

                                            ***Excludes 5.7 meters lost core over interval

                                            ****Excludes 5.7 meters lost core over interval.

Results continue to identify high grade breccia/skarn bodies carrying copper, gold, silver and zinc associated with mineralized sediment and porphyry bodies.  Both drill holes #28 and 31 were abandoned before their final target depth due to difficult ground conditions.  It is anticipated that further lateral stepouts and deeper drilling will be undertaken once a more powerful drill rig has been mobilized on site.

The Company is particularly pleased with the confirmed width of mineralization on section 560N.  Surface geology indicates that additional drilling could expand the mineralized section by an additional 100-150 meters or more to the west.  Drill confirmation of the increase in thicknesses and locally in grades of the higher grade skarn/breccia at depth is also extremely encouraging with regards to continued exploration on this section as well as other sections where lateral stepouts have yet to be undertaken.

News Release June 23, 2005

Drill holes BAH-32, 33 and 34 have been completed and drilling is currently ongoing with drill hole BAH-35 which is one of four drill holes doing an initial test of mineralization previously identified at the Mina Mexicana prospect, located 600 m southeast of the Main Zone.  Once these holes are completed, drilling is planned to continue in the Main Zone through the summer, going north from the last section drilled (section 2NE).  The Company is currently finalizing contracts and arrangements to bring in an additional drill rig with superior depth capacity ratings, which is currently expected to mobilize on site and begin working in August.

Please refer to the drill hole location plan map attached for the general location of all drill holes and sections.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T., and Mr. Paul Turnbull, P.Geol, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, P.Geol.

President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,
DRILL HOLES BAH 28, 31 and BAH-15/RC3 (previously released), Looking North, Section 560 North
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-19

DDH BAH-31 (vertical)
DDH BAH-28
DDH BAH-15
RC-3
32 meters
1.17 % Cu
143 meters
0.71 % Cu
6 g/t Ag
193.4 meters
0.63 % Cu
9.4 g/t Ag
0.40% Zn
39 meters
1.02 % Cu
0.10 g/t Au
13 g/t Ag
0.69 % Zn
111.28 meters
0.53 % Cu
0.24 g/t Au
3.2 g/t Ag
0.11 % Zn
9.15 meters
0.81 % Cu
0.11 g/t Au
13.5 g/t Ag
0.58 % Zn
161.5 meters
0.5 % Cu
7.8 g/t Ag
0.24% Zn
5.6 meters
2.15 % Cu
0.24 g/t Au
31 g/t Ag
0.62 % Zn
25.75 meters
1.35 % Cu
0.13 g/t Au
33.8 g/t Ag
1.0 % Zn
59.15 meters
1.33 % Cu
0.13 g/t Au
21.8 g/t Ag
1.09 % Zn
Fault
Fault
1000 mN
785200 mE
785300 mE
785400 mE
785500 mE
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite dykes (R=rhyolite)
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
QFP - Porphyry Dyke/Intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Fine grained QFP
Mineralized Skarn and skarn/breccia systems (garnet dominated)
Pale green to tan pyroxene dominated skarn
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Decalcified chalky white limestone
0
Scale
100 m

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections
and
drill hole
Locations
NR# 05-19
June 23, 2005
NORTH
05-BAH-32
05-BAH-28/31
05-BAH-25
05-BAH-24
05-BAH-33
05-BAH-26
05-BAH-29/30
05-BAH-27
Section 560 North
Mina
Mexicana
(DDH-34, 35)
D18
D17
R5
D16
R4
D15
R3
D14
D13/ R1
R2
D19
D21
D20
D22
D23
OPEN
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions
(diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia
and skarn zones
Quartz-Feldspar porphyries (QFP)
Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations,
number and surface trace
Phase 2 drill holes completed, assays
reported (D=Diamond, R=RC)
Phase 2 drill holes completed, assays
outstanding
Phase 2 drill holes in progress
Phase 2 drill holes, drill pads ready
Scale
0
250 M
500 Meters